November 19, 2013

FILED VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	IEH Corporation, File No. 000-05278
Form 10-K for the fiscal year ended March 29, 2013
Filed July 10, 2013

Dear Mr. Cascio:

On behalf of IEH Corporation (the “Company”), I am responding to your comments in your letter of inquiry dated October 29, 2013 to the Company as set forth below. Previously, on November 15, 2013, the Company filed via EDGAR with the Securities and Exchange Commission (the “Commission”) a letter dated November 4, 2013 from Jerome Rosenberg, CPA of Jerome Rosenberg, CPA, P.C., the Company’s independent registered public accounting firm, responding to the substantive comments in your October 29, 2013 letter.

In addition, on November 15, 2013, the Company filed with the Commission via EDGAR Form 10-K/A reflecting amendments to the Company’s Form 10-K for the fiscal year ended March 29, 2013 in response to the Commission’s October 29, 2013 comment letter.

The purpose of this letter is to confirm the substantive responses set forth by Jerome Rosenberg CPA, P.C., in his letter on behalf of the Company. In addition, the Company acknowledges that:

1.                        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                        Staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Brian Cascio

November 19, 2013

3.                        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments, please do not hesitate to contact the undersigned.

Respectfully yours,

By: /s/ Robert Knoth
Robert Knoth
Chief Financial Officer

cc:	Jerome Rosenberg, CPA, P.C.
Steven L. Glauberman, Esq. (Becker & Poliakoff, LLP)
Praveen Kartholy (SEC)